Alpha Partners Technology Merger Corp.

Empire State Building

20 West 34th Street, Suite 4215

New York, NY 10001

July 23, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Kevin Dougherty

Karina Dorin

Mark Wojciechowski

Karl Hiller

Re:	Alpha Partners Technology Merger Corp.

Registration Statement on Form S-1 (File No. 333-253221)

Dear Mr. Kevin Dougherty, Ms. Karina Dorin, Mr. Mark Wojciechowski, and Mr. Karl Hiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on July 27, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Derek Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

Sincerely,

Alpha Partners Technology Merger Corp.

By:	/s/ Matthew Krna
	Name:	Matthew Krna
	Title:	Chief Executive Officer and Director

Via EDGAR

CC: Derek Dostal, Davis Polk & Wardwell LLP